March 3, 2009

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Virgin Media Inc.

Withdrawal of Form S–3, File No. 333–132209

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Virgin Media Inc. (the “Registrant”) hereby respectfully requests the immediate withdrawal of the above-referenced Registration Statement on Form S–3 (the “Registration Statement”) (File No. 333–132209) filed on March 3, 2006.  No securities were sold under the Registration Statement.

The Registrant is making this request because our filing agent mistakenly filed the Registration Statement on EDGAR using submission type S–3 rather than S–3ASR.  The Registrant is filing a new registration statement (the “New Registration Statement”) using the appropriate submission type S–3ASR concurrently with this withdrawal request.

In accordance with Rule 457(p) under the Securities Act, the Registrant will offset the filing fee paid in connection with the Registration Statement against the filing fee due in connection with the New Registration Statement.

We appreciate your assistance and should you need any additional information, please feel free to contact Ruchi Kaushal at 011.44.1256.75.3762 or Karen Wiedemann of Fried, Frank, Harris, Shriver & Jacobson (London) LLP at 011.44.20.7972.9624.

Very truly yours,

VIRGIN MEDIA INC.

By		/s/ BRYAN H. HALL
	Name:	Bryan H. Hall
	Title:	Secretary